FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3653	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

 ICA FLUOR AWARDED $108 MM US CONTRACT BY INDELPRO TO BUILD A PETROCHEMICAL PLANT IN ALTAMIRA, TAMAULIPAS

Mexico City, June 19, 2006 – ICA Fluor, the industrial engineering company jointly owned by Fluor Corporation (NYSE: FLR) and Empresas ICA S.A. de C.V. (NYSE: ICA), today announced the signing of a contract with Indelpro, the leading polypropylene production company subsidiary of Alpek, for detailed engineering, construction, procurement and pre-commissioning services of a second line of polypropylene (PP) and the revamping of the existing propylene splitter. The project value for ICA Fluor is US$108 million dollars.Located in Altamira, Tamaulipas, Mexico, the new plant will be one of the largest and most modern facilities of its kind in the world, using the Spherizone technology by Basell. The main raw material used to produce PP is propylene (monomer), a gas obtained from the primary processing of petroleum, which by chemical reactions is transformed to polymer. The project has a target completion date in December 2007.Indelpro is a joint venture company between Alpek, the petrochemical arm of ALFA, the Mexican industrial company, and Basell Polyolefins (formerly Montell), a worldwide leader in the technology and production of polypropylene. Indelpro is located in Altamira Tamaulipas, Mexico, where it operates a polypropylene plant with a current production capacity of 240,000 tons per year.

###

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, electricity, mining and telecommunication industries.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	1/2

PRESS RELEASE

Fluor Corporation (NYSE: FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, and maintenance and project management. Now headquartered in Irving, Texas, Fluor is a FORTUNE 500 company with revenues of $13.2 billion in 2005. For more information, visit www.fluor.com.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance